Exhibit 99.1

LINIU TECHNOLOGY GROUP RECEIVES NASDAQ NOTIFICATION OF NON-COMPLIANCE WITH AUDIT COMMITTEE REQUIREMENTS

Hong Kong, China – July 12, 2017 – LiNiu Technology Group (f/k/a Iao Kun Group Holding Company Limited) (“LINU” or the “Company”) (NASDAQ: LINU), which launched its electronic trading platform focused on the Chinese agricultural industry in April 2017 through Guangzhou LiNiu Network Technology Co., Ltd. (“Guangzhou LiNiu”), today announced that on July 7, 2017, it received a written notice (the “Notice”) from the Listing Qualifications department of The Nasdaq Stock Market (“Nasdaq”) indicating that LINU is not in compliance with the audit committee requirements set forth in Nasdaq Listing Rule 5605. As a result of the resignation of So Hin Lung from the Board on June 16, 2017, LINU’s Audit Committee currently consists of only two members.

LINU has been provided a 180 day period in which to regain compliance. The Board intends to appoint a third independent director with accounting or related financial management expertise to the Board and Audit Committee as soon as practicable.

About LiNiu Technology Group

LiNiu Technology Group (NASDAQ: LINU) recently launched the LiNiu Network, a Business to Customer (“B2C”), Customer to Customer (“C2C”) and Online to Offline (“O2O”) electronic trading platform focused on the Chinese agricultural industry. The Company also currently participates in the promotion of VIP gaming at the Altira Macau. For more information on the LiNiu Network, please visit www.liniuyang.com.

Forward-Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Factors that could cause actual results to differ materially from management's current expectations include but not limited to those risks and uncertainties relating to future business development; ability to maintain the reputation and brand; privacy and regulatory concerns; competition; security breaches; the continued growth of the e-commerce market in China; and fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law. Investors and potential investors should consult all of the information set forth herein and should also refer to the risk factors set forth in the Company’s Annual Report on Form 20-F filed in April 2017, and other reports filed or to be filed from time-to-time with the Securities and Exchange Commission.

Contact:

LiNiu Technology Group
Ryan Yip, +852 2111 9220
ryany@liniuyang.com